Filed by: ING Mutual Funds (SEC File Nos.: 33-56094; 811-07428) and ING Equity Trust (SEC File Nos.: 333-56881; 811-08817) pursuant to Rule 425 under the Securities Act of 1933, as amended.

Sales Idea of the Week:

Impact of removing Tradewinds as Subadvisor

Effective 11/13/12, Tradewinds will be removed as subadvisor for three of our mutual fund products.  This week we want to outline the situation and provide you with tools to properly position this with FAs and be in a better position to retain assets.

The main points we will discuss are:

1.               Review the Tradewinds relationship and discuss why they are being removed

2.               Detail the process to be followed and proposed results

3.               Tools to position this with FA’s — goal is to retain assets

Review the Tradewinds relationship and discuss why they are being removed

•                  We partnered with Tradewinds back in 2005 with as much as $1.8 billion in AUM invested across the three Funds over the years.

•                  Tradewinds subadvisor for : ING Value Choice Fund, ING Global Value Choice Fund, ING International Value Choice Fund

•                  In early 2012, David Iben, CIO and co-founder of Tradewinds and several other investment personnel have left the firm

•                  As a result board recommended we switch sub advisors to ING IM and conduct several fund mergers

Detail the process, proposed results, and benefits to shareholders

•                  Tradewinds will be removed as subadvisor on 11/13/12 — ING IM to be appointed advisor from 11/30/12 – 3/23/13

•                  Shareholder vote to occur and if approved the following mergers will occur on or around 3/23/12:

•      ING Value Choice Fund -------------à ING Large Cap Value Fund

•                  ING Global Value Choice Fund ----------à ING International Value Equity Fund (New)

•                  ING International Value Choice Fund --à ING International Value Equity Fund (New)

•                  Shareholders to benefits from a reduction in Fund expense limitation agreements — proposed for Class A

•                  ING Value Choice Fund — 1.40% reduced to 1.25%

•                  ING Global Value Choice — 1.50% reduced to 1.35%

•                  ING International Value Choice Fund — 1.60% reduced to 1.35%

Tools to position this with FAs — goal is to retain assets

•                  Approved Talking points